3602

Gateway Gold Corp.

07026163

SEC MAIL PROCESSING
RECEIVED
AUG 2 2007
WASH. D.C.
186 SECTION

August 3, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35017

Please find enclosed copies of the following documents:

SUPPL

News Releases Dated:

- July 9, 2007
- July 21, 2007

Sincerely,

per/ L. Stefan
James Robertson
Director

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

dw 8/23

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5 • Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

82-35017

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY GOLD COMMENCES DRILLING IN NEVADA

July 9, 2007 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce that a new drill program has started at the Golden Dome property in northeastern Nevada. The program will follow-up on the encouraging results from last year's drilling which established the presence of a large gold-bearing system in favorable rocks. The broad extent of this strong mineralized system suggests a high potential for the discovery of a significant gold deposit. Approximately 12 - 14 holes will be drilled in this phase of drilling which should be completed by the end of July.

The Golden Dome project is a Lower Plate exploration play that lies approximately halfway between the Company's Big Springs project and the Jerritt Canyon gold mines to the south. In 2005 Gateway drilled three widely spaced holes to test for the presence of Lower Plate rocks below the Roberts Mountain thrust. All three reconnaissance holes encountered Lower Plate rocks and all of the holes returned significant gold values either in Lower Plate rocks or in structural zones within the Upper Plate. The second hole returned 25 feet grading 1.34 g/t (0.039 opt) gold including 15 feet of 1.78 g/t (0.052 opt) gold in Lower Plate rocks. The other holes returned several tens of feet of anomalous gold values ranging from 200 ppb to 1.0 g/t gold.

These favorable results were followed up with an 11-hole 24,000-foot program in 2006. Eight of the 11 holes intersected gold values in excess of 0.5 g/t gold. All of the intercepts are interpreted to be within structural zones in Upper Plate rocks that are thought to be leakage from gold zones at depth. The best intercept was in Hole GD06-20C where twenty feet assayed 3.05 g/t (0.081 opt) gold between 130 feet and 150 feet deep including 5 feet that assayed 4.46 g/t (0.13 opt) gold.

The most significant outcome of the 2006 drill program is that all of the drill holes intersected anomalous gold or associated trace elements confirming the presence of a large gold bearing system over an area of 5,500 feet by 4,300 feet. The system is open to extension in every direction. The initial phase of the current drilling is a shallow angle hole program designed to define auriferous structural orientations and will be followed by a deeper drill program designed to test those structures where those structures cut the Lower Plate rocks.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact:

Website: www.gatewaygold.com

Michael D. McInnis, President
Tel: 604.801.6040

Raju Wani, Investor Relations – Tel: 403.240.0555
Ron Cooper, Investor Relations – Tel: 604.986.0112

82-35017

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

82-35017

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY TO DRILL LOWER PLATE SURFACE DISCOVERY AT MAC RIDGE PROSPECT

July 31, 2007 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce that the 2007 work program has commenced on the Lower Mac Ridge prospect in northeastern Nevada *(see attached overview map)*. Gold in prospective Lower Plate rocks was discovered in a single outcrop late in 2005 by Company geologists. Rock chips collected from the outcrop returned gold values ranging from 1.17 g/t to 5.67 g/t. Work carried out in 2006 was successful in extending the gold-bearing Lower Plate rocks for a minimum distance of 560 metres (1,800 feet) and delineating Lower Plate stratigraphy over at least 3,000 metres (10,000 feet). Four hand-dug trenches all returned mineralized intervals ranging from 3.0 metres (10 feet) to 20 metres (65 feet) with average grades ranging from 0.98 g/t to 2.71 g/t. These wide-spread discoveries have established Lower Mac Ridge as one of the Company's most exciting prospects.

Permits for the 2007 program were received last week and the Company has mobilized a bulldozer to the property to repair the existing road and extend the road to the discovery area. Drill sites will then be prepared and drilling will start shortly thereafter. The Company is planning an initial program of 16 holes with an average depth of 130 metres.

"We are very excited about testing this discovery", commented Michael McInnis, President and CEO of Gateway Gold. "This is a brand new discovery of gold in outcropping Lower Plate and has a high potential for economic discovery".

Gateway Gold Corp is a mineral exploration company with an experienced management team and a solid track record of exploration success. The Company is focused on the discovery and development of gold deposits in Nevada, currently with six active exploration projects.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., President and CEO

For further information contact:
Michael D. McInnis, President
Tel: 604.801.6040

Website: www.gatewaygold.com
Raju Wani, Investor Relations – Tel: 403.240.0555
Ron Cooper, Investor Relations – Tel: 604.986.0112

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


8500
9000
9000
8500
9500
Historical Mac Ridge
Open Pit Mine
New Discoveries
Inset Map
Peterson Creek
8000
8000
7500
7500
Rim Canyon

END

Gateway Gold Corp.
Mac Ridge Project

Overview Map

N

500 0 500 Feet

Roads
Creeks
Private Land
Gateway Gold Claims
Known Mineralized Zones
Mac Ridge Pit

82-35017